UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Jeff. D. Morris
7616 LFJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 1, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No.	020520102	13D/A	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		36,180,805

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		231,015

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,180,805

WITH	10	SHARED DISPOSITIVE POWER

		231,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,411,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	77.8% based on 46,814,021 shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP NO. 020520102	13D/A	Page 3 of 5 Pages
Amendment No. 2 to Schedule 13D
     This is Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
     The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.
     Following August 25, 2008, the date of Amendment No. 1 to the Schedule 13D, Alon Israel made the following purchases of Common Stock through open market transactions:

Date	Number of Shares	Price per Share
August 25, 2008	145,000	$10.87

August 26, 2008	145,000	$11.25

August 27, 2008	130,000	$12.08

August 28, 2008	20,000	$12.25

August 29, 2008	25,000	$12.06

September 2, 2008	75,000	$11.47

September 3, 2008	48,000	$12.26

September 4, 2008	39,300	$12.34

September 5, 2008	25,000	$12.02
     Alon Israel acquired the above shares of Common Stock in open market purchases for an aggregate purchase price of $7,558,492, net of commissions. The above purchases exceeded one percent of the outstanding Common Stock of the Issuer. The source of these funds was Alon Israel’s working capital.
Item 4. Purpose of Transaction.
     Alon Israel holds its shares of the Common Stock of the Issuer for investment purposes. Alon Israel may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it. It is Alon Israel’s intention to maintain a position in the Issuer’s Common Stock such that 20-40% of the issued and outstanding shares of Common Stock are held by persons other than Alon Israel.

CUSIP NO. 020520102	13D/A	Page 4 of 5 Pages
     Except as set forth above, Alon Israel has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer.
     The Issuer is believed to have 46,814,021 shares of Common Stock outstanding based on the number of shares of Common Stock outstanding on July 31, 2008 as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008. Alon Israel beneficially owns 36,411,820 shares of the Common Stock or approximately 77.8% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares.

CUSIP NO. 020520102	13D/A	Page 5 of 5 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman	September 8, 2008
David Wiessman President and Chief Executive Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).